UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo Announces 2002 Second Quarter Financial Results

Second Quarter of Improved Operating Performance; New Products Strengthen Competitive Position

Vancouver, BC, CANADA (May 7, 2002) - Creo Inc. (NASDAQ: CREO; TSE: CRE) ('Creo') today announced financial results for the quarter ended March 31, 2002, reported in U.S. dollars.

For the second fiscal quarter of 2002, Creo recorded revenues of $130.1 million compared to $139.5 million in the first fiscal quarter of 2002. Adjusted loss for the second fiscal quarter of 2002 was $1.0 million or $0.02 per share (diluted) compared to an adjusted loss of $2.3 million or $0.05 per share (diluted) for the last quarter. This compares to revenue of $172.9 million and adjusted earnings of $12.8 million or $0.25 per share (diluted) for the same period a year ago. The adjusted results exclude a one-time royalty arrangement, restructuring costs, business integration costs and intangible assets amortization.

Under Canadian GAAP, the company reported a loss of $17.1 million or $0.35 per share (diluted) this quarter. In accordance with U.S. GAAP, Creo recorded a loss of $18.2 million or $0.37 per share (diluted) for the second fiscal quarter. Weighted shares outstanding (diluted) for the period were 49,448,986.

"Our adjusted loss improved by $1.3 million as a result of the continued savings and efficiencies realized from our cost reduction program, despite the expected reduction in revenue this quarter," stated Amos Michelson, chief executive officer of Creo. "Print industry reports show a steady rise in the volume of print shipments in North America this year, as well as an upward trend in printer's confidence and buying intention. We saw improved results from our U.S. sales channel this quarter, although our results from Europe and Asia were mixed. We are encouraged by the positive indicators in North America, but there is still considerable distance to go before we approach the graphic arts equipment spending levels of the last few years."

Mr. Michelson continued, "We had a great response to our exhibit at IPEX, the largest printing and graphic arts trade show of 2002, which was held last month in the UK. At this tradeshow we introduced a number of significant products that will allow us to reach new customers and to leverage our existing installed base. These new products continue to add to our technology leadership, and augment the strongest and broadest product offering in the industry."

For the six months ended March 31, 2002, Creo achieved revenues of $269.7 million, compared to $343.3 million in the six months ended March 31, 2001. Adjusted loss for Creo was $3.3 million or $0.07 per share (diluted) for the six months ended March 31, 2002 excluding a one-time royalty agreement, restructuring costs, business integration costs and intangible assets amortization. This compares to adjusted income of $22.8 million or $0.45 per share (diluted) for the same period a year ago.

In accordance with Canadian GAAP, the company recorded a loss of $22.1 million or $0.45 per share (diluted) for the six months ended March 31, 2002 and under U.S. GAAP, Creo reported a loss of $33.6 million or $0.68 per share (diluted). As a result of the restructuring of the employee stock option incentive program, the company accelerated the amortization of the non-cash stock compensation expense under U.S. GAAP related to the cancellation of stock options. The non-cash impact of the acceleration of the stock compensation expense amortization is $10.1 million in the first quarter and $0.6 million in the second quarter. As a result, the company's net loss under U.S. GAAP for the first quarter has been restated to $15.4 million or $0.31 per share (diluted). There is no change to the company's reported results under Canadian GAAP and the U.S. GAAP results for this quarter have been reported under this treatment.

"We have reduced operating expenses from our fiscal 2001 levels, and we expect this to continue through the fiscal year," commented Mark Dance, chief financial officer and chief operating officer of Creo. "While we expect some seasonality in our costs, our operating expenses will be approximately $60 million per quarter for the balance of the fiscal year. We have focused on managing our working capital, and have applied prudent cost reduction measures through this down turn, while continuing to invest in new product development and improving our service and operational infrastructure. We believe we are in a great position to grow as the world economies return to strength."

Highlights

- Net operating costs, excluding other income, were reduced by $3.2 million or 5.2 percent to $58.2 million this quarter compared to $61.4 million last quarter.

- Over the last two quarters, net operating expenses, excluding other income, were reduced 10.3 percent for cumulative savings of $13.8 million compared to the fourth quarter 2001.

- Gross margins increased to 42.8 percent this quarter from 41.4 percent last quarter.

- Creo achieved its seventh consecutive quarter of accounts receivable and inventory reduction. Accounts receivable were reduced by 4.5 percent or $5.6 million and inventory by 5.1 percent or $4.8 million.

- Creo demonstrated the successful on-site production of a daily news magazine at IPEX 2002 held in Birmingham, UK. Each step of the production was performed before a trade show audience of 70,000 people, and the Ipex Daily was successfully produced every afternoon, showcasing the Creo Networked Graphic Production initiative.

- At IPEX, Creo featured prepress solutions for small, medium and large printers in offset, and flexographic packaging segments. The company launched the Veris™ proofer, a tabletop contract proofing system that uses a new-patented Creo technology to produce extremely consistent high-quality proofs. It will be available later this year. Also launched was the new iQsmart™ professional color scanner which offers the highest possible scanning quality and excellent productivity, at an affordable price.

2002 Outlook

"Our business in the U.S. has improved, but we have seen some offsetting decline in Asia and Europe, " Mr. Dance concluded. "As a result we expect revenues to increase modestly next quarter and our loss to remain approximately the same as in the second fiscal quarter due to a slight seasonal increase in operating expenses. We continue to expect a return to profitability in the fourth fiscal quarter of this year."

Conference Call

Creo will hold a conference call today, May 7, 2002, at 5:00 p.m. Eastern Time to review 2002 second quarter results and discuss the outlook for the following quarter. To participate, tune in to the web cast at http://www.creo.com/investors/index.asp. An audio replay will be available two hours after the call until May 10, 2002 at midnight Eastern Time. For replay dial 1-800-633-8284, access code 20490419 except in Toronto dial 1-416-626-4100, access code 20490419. A Web replay will also be available at http://www.creo.com/investors/index.asp.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates; and (3) new regions and new products do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +604.451.2700	T. +604.451.2700
F. +604.437.9891	F. +604.437.9891
rochelle.van.halm@creo.com	IR@creo.com

Creo Inc.
Statements of Adjusted Earnings (Loss)
(In millions of U.S. dollars except per share amounts)

Three months ended March 31		Three months ended December 31	Six months ended March 31
2002 (unaudited)	2001 (unaudited)	2001 (unaudited)	2002 (unaudited)	2001 (unaudited)
Revenue	$130.1	$172.9	$139.5	$269.6	$343.3
Cost of sales	74.5	98.0	81.7	156.2	199.3
Gross profit	55.6	74.9	57.8	113.4	144.0
Research and development, net	17.2	18.7	19.6	36.8	34.9
Sales and marketing	23.9	25.3	24.6	48.5	47.4
General and administration	17.1	17.5	17.2	34.3	34.0
Other expense (income)	(1.3)	(2.0)	(0.7)	(2.0)	0.8
Adjusted operating income (loss)	(1.3)	15.4	(2.9)	(4.2)	26.9
Income tax expense (recovery)	(0.3)	4.3	(0.6)	(0.9)	(7.5)
Adjusted net operating income (loss)	(1.0)	11.1	(2.3)	(3.3)	19.4
Cash tax recovery from the amortization of intellectual property	-	1.7	-	-	3.4
Adjusted earnings (loss)	$(1.0)	$12.8	$(2.3)	$(3.3)	$22.8

Adjusted earnings (loss) per share - basic	$(0.02)	$0.26	$(0.05)	$(0.07)	$0.47
Adjusted earnings (loss) per share - diluted	$(0.02)	$0.25	$(0.05)	$(0.07)	$0.45

Reconciliation to Canadian GAAP earnings
Adjusted earnings (loss)	(1.0)	12.8	(2.3)	(3.3)	22.8
Business integration costs	(0.3)	(5.2)	-	(0.3)	(11.9)
Goodwill and other intangible assets amortization	(0.1)	(18.0)	-	(0.1)	(37.2)
Restructuring - Iris and Creo America	-	-	(3.3)	(3.3)	-
Royalty arrangement	(15.8)	-	-	(15.8)	-
Tax related to reconciling items	0.1	0.5	0.6	0.7	2.7
Loss under Canadian GAAP	$(17.1)	$(9.9)	$(5.0)	$(22.1)	$(23.6)

Loss per share - Basic, Canadian GAAP	$(0.35)	$(0.20)	$(0.10)	$(0.45)	$(0.49)
Loss per share - Basic, U.S. GAAP (restated)	$(0.37)	$(0.42)	$(0.31)	$(0.68)	$(0.96)
Loss per share - Diluted, Canadian GAAP	$(0.35)	$(0.20)	$(0.10)	$(0.45)	$(0.49)
Loss per share - Diluted, U.S. GAAP (restated)	$(0.37)	$(0.42)	$(0.31)	$(0.68)	$(0.96)

The adjusted results exclude restructuring and business integration costs, intangible assets amortization and royalty arrangement for Israeli government research and development funding and for U.S. GAAP purposes, stock compensation expense. The adjusted results are not prepared in accordance with generally accepted accounting principles (GAAP) since they exclude these costs. Methods of adjustment are not standardized under GAAP, and therefore adjusted results are unlikely to be comparable between companies. The adjusted results are provided to assist readers in evaluating the operating performance of the company's ongoing business and the items excluded are considered to be non-operational and/or non-recurring.

For the three months ended December 31, 2001 and six months ended March 31, 2002, the U.S. GAAP loss per share has been restated to reflect the acceleration of the non-cash stock compensation expense under U.S. GAAP. The U.S. GAAP loss for the three and six months ended March 31, 2002 has been restated to reflect the accounting for our investment in Printcafe Software, Inc. under the equity method. This treatment has been retroactively applied to prior periods.

Creo Inc.
Consolidated Statements of Operations and Retained Earnings (Deficit)
(In thousands of U.S. dollars except per share amounts)
Three months ended March 31		Six months ended March 31
2002 (unaudited)	2001 (unaudited)	2002 (unaudited)	2001 (unaudited)
Revenue

Product	$79,730	$121,054	$166,836	$239,320
Service	39,030	39,554	80,298	79,542
Consumables	11,383	12,311	22,518	24,475
	130,143	172,919	269,652	343,337
Cost of sales	74,470	98,041	156,196	199,324
	55,673	74,878	113,456	144,013

Research and development, net	17,206	18,736	36,798	34,857
Sales and marketing	23,924	25,241	48,491	47,446
General and administration	17,075	17,510	34,288	34,046
Other expense (income)	(1,247)	(1,973)	(1,914)	826
Restructuring	-	-	3,287	-
Operating income (loss) before undernoted items	(1,285)	15,364	(7,494)	26,838
Business integration costs	268	5,152	268	11,824
Goodwill and other intangible assets amortization	102	17,972	102	37,163
Royalty agreement settlement	15,846	-	15,846	-
Loss before income taxes	(17,501)	(7,760)	(23,710)	(22,149)
Income tax recovery (expense)	364	(2,126)	1,579	(1,410)
Net loss	$(17,137)	$(9,886)	$(22,131)	$(23,559)

Loss per common share
- Basic and diluted, Canadian GAAP	$(0.35)	$(0.20)	$(0.45)	$(0.49)
- Basic and diluted, U.S. GAAP (restated)	$(0.37)	$(0.42)	$(0.68)	$(0.96)

Retained earnings (deficit), beginning of period	$(399,425)	$6,651	$(394,431)	$20,324
Net loss	(17,137)	(9,886)	(22,131)	(23,559)
Deficit, end of period	$(416,562)	$(3,235)	$(416,562)	$(3,235)

Creo Inc.
Consolidated Balance Sheets
(In thousands of U.S. dollars)

March 31 2002 (unaudited)	December 31 2001 (unaudited)	September 30 2001 (audited)

Assets

Current assets
Cash and cash equivalents	$33,290	$57,578	$60,241
Accounts receivable	119,535	125,176	140,551
Other receivables	29,298	28,851	27,041
Inventories	88,761	93,569	99,438
Income taxes receivable	1,639	-	-
Future income taxes	11,994	12,995	11,034
	284,517	318,169	338,305
Investments	23,627	-	-
Capital assets, net	110,494	111,153	111,768
Goodwill and other intangible assets, net	4,178	4,280	-
Other assets	20,204	20,071	24,005
Future income taxes	16,730	14,779	13,629
	$459,750	$468,452	$487,707
Liabilities

Current liabilities
Short-term debt	$17,265	$17,516	$19,298
Accounts payable	55,737	59,478	60,707
Accrued and other liabilities	52,464	54,478	54,928
Income taxes payable	-	439	2,286
Future income taxes	451	1,065	1,200
Deferred revenue and credits	38,612	40,442	48,067
	164,529	173,418	186,486
Long-term liability	15,163	-	-
Future income taxes	2,540	2,541	2,556
	182,232	175,959	189,042
Shareholders' Equity

Share capital	695,685	693,164	691,955
Contributed surplus	2,060	2,060	2,060
Cumulative translation adjustment	(3,665)	(3,306)	(919)
Deficit	(416,562)	(399,425)	(394,431)
Total shareholders' equity	277,518	292,493	298,665
	$459,750	$468,452	$487,707

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: May 7, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary